

8.6 Contracts-
Mishan Cement 1/3

青岛中合信投资顾问有限公司
地址：青岛市市南区 西路32号9D-2
电话：0532-85710050
传真：0532-85739676
网址：www.china-cpi.c

委托合同

合同编号 2007IRP03

甲方（委托方）：肥城米山水泥有限公司

乙方（受托方）：青岛中合信投资顾问有限公司

根据甲方提供的资料，经过友好协商，甲乙双方达成以下协议。

1 前言

中合投资集团总部——中合投资英国有限公司位于伦敦，专业致力于协助中国企业海外上市和引进上市前战略风险投资。青岛中合信投资顾问有限公司是其在青岛设立的全资子公司，全面负责集团在华业务，是山东第一家兼具海外上市独立顾问、投行、保荐人、券商多重身份的综合性西方金融机构。

2 委托事项

肥城米山水泥有限公司（以下简称"甲方"）委托中合投资（英国）有限公司及其子公司（以下简称"乙方"）作为其投资顾问，为其进行实地尽职调查，并设计完整的融资及上市方案。

3 甲方责任

3.1 按照乙方的要求及时提供真实、完整的资料；

3.2 指定专人配合乙方工作；

3.3 根据乙方要求，及时更新相关资料；

3.4 按照合同规定及时全额支付相关费用。

8.6 Contracts—
Mishan Cement 2/3

青岛中合[illegible]投资顾问有限公司
地址：青岛[illegible]市南区东海西路 52 号 9D-2
电话：0532-85[illegible]10050
传真：0532-8[illegible] 39476
网址：www.ch[illegible]-cpi.com

4 乙方责任

4.1 实地尽职调查

在甲方管理团队的充分配合下，乙方进驻甲方，对甲方进行为期[illegible]周左右的全面透彻的了解和实地调查，并为甲方制作一份备忘录，包括内部调查、外部调查和风险分析等内容。

4.2 制定完整的融资和上市方案

根据实地尽职调查所得结论，如果甲方符合上市条件，乙方为甲方制定一套切实可行的完整的融资及上市方案，以便为甲方成功引入上市前战略投资，及实现最佳上市效果。该方案将包括为甲方选择适合的证券市场和顾问团队，为甲方设计最佳的上市方式和确定上市发行价格及规模、甲方融资上市的时间进程表、具体费用列表、各参与方及其职责等内容。

如果调查发现甲方存在一些障碍性因素，不符合上市要求，乙方则根据调查结果为甲方提出改善和解决方案，为甲方向合格的拟上市企业的发展提供参考和指导。

5 费用及付款

5.1 本合同签订之日起三个工作日内，甲方支付顾问费人民币 120,000.00 元（人民币拾贰万元整）给乙方。

5.2 乙方向甲方提交融资上市方案后，如甲[illegible]决定执行该方案，则双方将就该方案的执行另行签订正式上市委托合同，上述顾[illegible]费人民币拾贰万元将包含在此正式上市委托合同的上市费用当中；如甲方决定不[illegible]行该方案，乙方不予退还此项拾贰万元顾问费，甲方也无需另行支付其他费用[illegible]合同终止。

5.3 差旅费用：乙方在完成委托[illegible]生的差旅费用由甲方负担，实报实销，主要包括乙方工作人员在中国境内为甲[illegible]工作期间产生的交通及食宿等费用。



B.6 Contracts —
Mishan Cement 3/3

青岛中合信投资顾问有限公司
地址：青岛市市南区东海西路52号9D-2
电话：0532-85730050
传真：0532-85730676
网址：www.china-cpi.com

5.4 甲方将上述款项按合同 定时间付 至乙方以下帐户：

帐户： 青岛中合信投 顾问有限公司

开户行：香港上海汇丰 行有限公 司青岛分行

帐号： 624-038196-0

6 争议解决

本合同项下的任何费用争议 均通过当 地仲裁机构，依据当时有效的仲裁规则（除非该等规则经本合同修改） 行仲裁。

7 有效期及其他

7.1 本合同自甲乙双方签订 日起生效，至乙方向甲方提交融资上市方案终止或双方协议终止。

7.2 若合同一方 在至少六(个月前，给予对方通知，本合同终止。

7.3 本合同一式 两份，甲乙 方各执一份，两份文版本具有同等法律效力。

7.4 签约地点： 中华人民共 国上海市。

甲方：肥城米 山水泥有限公司

（代表人签章

日期：2007年3月12日

乙方：青岛中合信投资顾问有限公司

日期：2007年3月12日